FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2013

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2013

Highlights for the Period

Summary

➢    Earnings attributable to Endesa Chile’s shareholders amounted to Ch$ 63,334 million, decreasing by 4.4% when compared to the first quarter of 2012, primarily due to Ch$ 14,950 million of higher income tax mainly in Chile and Colombia.

➢    Operating revenues decreased by 9.6% as of March 2013, reaching Ch$ 489,433 million as a result of lower average energy sales price, mainly related to less contracts indexed to marginal cost in Chile, which also decreased compared to March 2012, and lower physical sales mainly in Argentina and Peru.

➢    Procurement and services costs primarily decreased by 20.6% to reach Ch$ 244,770 million, mainly owing to lower energy purchase costs in Chile due to higher thermal generation related to the commissioning of Bocamina II power plant, lower fuel costs in all the countries, and lower transportation costs especially in Chile.

➢    Consequently, EBITDA increased by 7.4% and totaled Ch$ 195,975 million as of March 2013.

➢    Consolidated energy generation decreased by 2.0% to reach 12,738 GWh, primarily due to lower generation in Argentina and Peru, which was partly offset by a 2.9% growth in generation in Chile due to the commissioning of Bocamina II plant.

➢    Net financial expense reached Ch$ 35,141 million, decreasing by 15.9% when compared to the first quarter of 2012, mostly explained by lower financial expenses in Peru.

➢    Share of Profits of Associates decreased by 6.5% to Ch$ 29,102 million, mainly due to a lower result in Endesa Brasil.

Performance by country

➢    In Chile, EBITDA increased by 10.1%, equivalent to a change of Ch$ 5,270 million, mainly explained by lower energy purchases of Ch$ 38,941 million mainly due to higher thermal generation due to the Bocamina II power plant commissioning (+683 GWh), lower fuel costs of Ch$ 14,346 million due to higher coal generation and lower LNG price, coupled with lower transportation costs of Ch$ 14,059 million.

➢    In Colombia, EBITDA grew by 7.7%, equivalent to an increase of Ch$ 6,686 million, mainly due to higher revenues of Ch$ 18,086 million due to a 10.6% increase in the average energy sales price in pesos due to a higher energy spot price and a 2.6% rise in physical sales.

➢    In Peru, EBITDA slightly increased by 0.9%, equivalent to a deviation of Ch$ 318 million as a result of lower fuel costs of Ch$ 3,739 million due to lower thermal generation in the first quarter of 2013 due to the reduced availability of Santa Rosa thermal units, coupled with lower other fixed operational expenses of Ch$ 1,167 million and lower energy purchases costs of Ch$ 426 million.

➢    In Argentina, EBITDA declined by 1.3%, equivalent to a variation of Ch$ 79 million, mainly due to lower revenues in El Chocón of Ch$ 3,078 million as a result of a lower hydro generation as a result of the lower levels of the reservoirs, coupled with lower revenues in Endesa Costanera of Ch$ 614 million due to lower thermal generation as a consequence of scheduled maintenances.

FINANCIAL SUMMARY

➢    Consolidated debt amounted to US$ 4,020 million as of March 31, 2013, 5.8% higher than the same period in 2012.

➢    Average interest rate decreased from 9.2% to 7.7%, mainly due to lower level of inflation growth.

➢    The financial expenses coverage ratio increased from 3.92 to 5.15 times.

➢    Liquidity, a key factor for our financial management, continues to show a solid position on a consolidated basis, as shown below:

•          Committed credit lines: US$ 512 million available in the local and international markets.

•          Uncommitted credit lines: US$ 488 million available in the capital markets in which we operate.

•          Cash and cash equivalents: US$ 394 million.

➢    Coverage and protection:

Endesa Chile, both at the parent and subsidiary levels, seeks to maintain a balance in its debt structure to reduce the impact of volatile interest rates on financial results and also maintain a balance between dollar-indexed flows and assets and liabilities in that currency. For this reason, the Company uses hedging instruments to protect the cash flows from risk arising from fluctuations in exchange and interest rates. The following is a detail of the derivative instruments used as of March 31, 2013:

•          Interest-rate swaps from variable to fixed rates for US$ 260 million.

•          Cross-currency swaps for US$ 404 million (UF/US$ partial coverage for Chilean bonds) and forwards for US$ 295 million, in order to reduce exchange rate risk.

These instruments are constantly evaluated and adjusted according to relevant macroeconomic variables, in order to obtain more efficient protection levels.

Market Summary

➢    During the period from April 2012 to March 2013, the Chilean Stock Exchange’s index for the most important 40 shares, “IPSA”, showed a decrease of -5.1%. South American markets where the company operates recorded mixed performance: BOVESPA (Brazil): -12.6%; Merval (Argentina): 26.0%; COLCAP (Colombia): 1.8%, and ISBVL (Peru) : -8.0%. In Europe, the main Stock Exchanges showed a mixed performance over the last 12 months: IBEX: -1.1%, UKX: 11.2% and FTSE 250: 20.7%. On the other hand, the U.S. market performed positively in line with its economic recovery: S&P 500: 11.4% and Dow Jones Industrial: 10.3% (all yields measured in local currency).

➢    The share price of Endesa Chile in the local market showed a decrease of -5.3% over the past 12 months, in line with the local market performance, reflecting partly the uncertain economic scenario in the world, especially in the European zone, and  the drought that has affected Chile during the last three years. The closing price was Ch$ 833.26 as of March 31, 2013.

➢    On the other hand, Endesa Chile’s ADS value decreased by -1.7% to reach a price of US$ 53.1, while its share price in Madrid rose by 0.5% reaching € 1.35 as of March 31, 2013.

➢    During the last twelve months, Endesa Chile continued to be among the most actively traded companies in the local stock market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 9.1 million.

Risk Rating Classification Information

➢    Endesa Chile’s current ratings are supported by our well diversified portfolio asset, strong credit metrics, adequate debt structure and solid liquidity. Endesa Chile’s geographic diversification in South America provides us a natural hedge against different regulations and weather conditions. Our operating subsidiaries have leading market positions in the countries where we operate.

➢    Moody's affirmed the “Baa2 with stable outlook” senior unsecured rating of Endesa Chile with stable Outlook on June 18, 2012.

➢    Similarly, on October 19, 2012, Standard & Poor's confirmed the international credit risk rating for Endesa Chile of "BBB+" with stable Outlook. This took place on the occasion of the reviews of both Enel SpA and Endesa Spain, in which both credit risk ratings were affirmed with a downgrade in both Outlook from stable to negative, due to the downgrade applied to Spain.

➢    On December 19, 2012, Fitch Ratings affirmed both ratings in local and foreign currency of Endesa Chile of "BBB+", as well as its long-term rating on the national scale at 'AA (cl)' with stable Outlook.

➢    Finally, on January 15, 2013, Feller Rate ratified the “AA” local rating of Endesa Chile’s bonds, shares and commercial papers program, also confirming the stable outlook.

➢    The current international risk ratings are:

Endesa Chile	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

➢    The domestic ratings (for securities issued in Chile) are:

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

Table of Contents

TABLE OF CONTENTS	6
GENERAL INFORMATION	7
SIMPLIFIED ORGANIZATIONAL STRUCTURE	7
CONSOLIDATED INCOME STATEMENT ANALYSIS	8
NET INCOME	8
OPERATING INCOME	8
NET FINANCIAL RESULT	9
OTHER RESULTS AND TAXES	9
CONSOLIDATED BALANCE SHEET ANALYSIS	10
ASSETS	10
LIABILITIES AND SHAREHOLDER’S EQUITY	11
DEBT MATURITY WITH THIRD PARTIES	12
EVOLUTION OF KEY FINANCIAL RATIOS	12
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	14
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE	15
CAPEX AND DEPRECIATION	15
ARGENTINA	16
CHILE	18
COLOMBIA	20
PERU	22
BRAZIL (NON-CONSOLIDATED COMPANIES)	23
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	27
SUSTAINABILITY AND THE ENVIRONMENT	31
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	32
OPERATING INCOME BY SUBSIDIARY	33
MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES	34
MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES	35
MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES	36
MARKET INFORMATION	37
CONFERENCE CALL INVITATION	40

General Information

(Santiago, Chile, Monday 29, April 2013) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the three-month period ended March 31, 2013. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to the period between March 31, 2012 and March 31, 2013.

Figures as of March 31, 2013, are additionally translated into US dollars, merely as a convenience translation, using the exchange rate of US$1 = Ch$ 472.03 as of March 31, 2013, for the Balance Sheet, and the average exchange rate for the period of US$1 = Ch$ 472.38 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

Endesa Chile’s consolidated financial statements for such period include all of its Chilean subsidiaries (Endesa Eco, Celta, Pehuenche, San Isidro and Túnel El Melón), as well as its jointly-controlled companies or affiliates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A.), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

As a result of the application of IFRS 11, "Joint Arrangements,” as of January 1, 2013, jointly controlled companies, which until December 31, 2012 were consolidated on a proportional basis, are now being recorded under the equity method instead, as required by the new standard for “Joint Arrangements” that qualify as Joint Ventures.  The applicable companies are Centrales Hidroeléctricas de Aysén S.A. and its subsidiaries, Inversiones Gas Atacama Holding Ltda. and its subsidiaries, and Transmisora Eléctrica de Quillota Ltda.  For comparative purposes only, prior years need to be restated under IFRS 11, “Joint Arrangements,” as of 2013. These consolidated financial statements include modifications to certain comparative figures, and their related explanatory notes, which in turn were approved by Endesa Chile’s governing bodies.  These changes do not have any effect on equity or on income attributable to shareholders of Endesa Chile.

In the following pages you will find a detailed analysis of financial statements, and a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of March 31, 2012.

Simplified Organizational Structure

Consolidated Income Statement Analysis

Net Income

Net Income attributable to Endesa Chile’s shareholders as of March 2013 was Ch$ 63,334 million, representing a 4.4% decrease over March 2012, which was Ch$ 66,230 million.

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	3M 2012	3M 2013	Var 2013 - 2012	Chg %	3M 2013
Sales	541,160	483,517	(57,644)	(10.7%)	1,023,576
Energy sales	520,111	467,818	(52,292)	(10.1%)	990,344
Other sales	25	18	(7)	(28.4%)	38
Other services	21,025	15,680	(5,345)	(25.4%)	33,195
Other operating income	542	5,916	5,374	991.0%	12,524
Revenues	541,703	489,433	(52,270)	(9.6%)	1,036,100
Energy purchases	(73,365)	(49,094)	24,271	33.1%	(103,929)
Fuel consumption	(155,885)	(133,775)	22,110	14.2%	(283,193)
Transportation expenses	(67,864)	(53,019)	14,845	21.9%	(112,238)
Other variable costs	(10,993)	(8,882)	2,111	19.2%	(18,803)
Procurements and Services	(308,108)	(244,770)	63,337	20.6%	(518,164)

Contribution Margin	233,595	244,663	11,068	4.7%	517,936
Other work performed by entity and capitalized	2,598	3,365	767	29.5%	7,124
Employee benefits expense	(25,583)	(30,144)	(4,562)	(17.8%)	(63,814)
Other fixed operating expenses	(28,188)	(21,909)	6,279	22.3%	(46,379)

Gross Operating Income (EBITDA)	182,422	195,975	13,552	7.4%	414,867
Depreciation, Amortization and Reversal of impairment profit	(45,099)	(48,158)	(3,059)	(6.8%)	(101,948)

Operating Income	137,323	147,816	10,493	7.6%	312,918

Net Financial Income	(41,777)	(35,141)	6,636	15.9%	(74,392)
Financial income	4,749	2,932	(1,816)	(38.2%)	6,208
Financial costs	(42,151)	(35,537)	6,614	15.7%	(75,229)
Gain (Loss) for indexed assets and liabilities	(2,007)	(529)	1,478	73.6%	(1,121)
Foreign currency exchange differences, net	(2,368)	(2,008)	360	15.2%	(4,250)
Share of profit (loss) of associates accounted for using the equity method	31,137	29,102	(2,036)	(6.5%)	61,607
Negative consolidation differences	-	-	-		-
Net Income From Other Investments	1	0	(1)	(76.9%)	0
Net Income From Sale of Assets	-	2,512	2,512		5,318
Other non operational expenses	-	-	-		-

Net Income before Taxes	126,684	144,289	17,605	13.9%	305,452
Income Tax	(20,371)	(35,321)	(14,950)	(73.4%)	(74,771)
Net Income	106,313	108,969	2,655	2.5%	230,680
Owners of parent	66,230	63,334	(2,896)	(4.4%)	134,075
Non-controlling interest	40,083	45,635	5,551	13.8%	96,606

Earning per share (Ch$ /share and US$ / ADR)	8.1	7.7	(0.4)	(4.4%)	0.5

Operating Income

Operating Income reached Ch$ 147,816 million as of March 2013, 7.6% higher than Ch$ 137,323 million reported in March 2012, mainly explained by lower energy purchases of Ch$ 24,271 million, reduced fuel costs of Ch$ 22,110 million, lower transportation costs of Ch$ 14,845 million, lower Other Variable Costs of Ch$ 2,111 million, and lower Other Fixed Operating Expenses of Ch$ 6,279 million. This was partly offset by higher payroll expenses of Ch$ 4,562 million and lower revenues due to a lower average energy sales price.

Endesa Chile’s EBITDA, or gross operating income, increased by 7.4% during the first quarter of 2013 and amounted to Ch$ 195,975 million. This figure does not include the contribution of Endesa Brasil of Ch$ 23,333 million as of March 2013, which is accounted under equity method.

Operating revenues and costs, detailed by business are:

Table 2
	Chile				Argentina				Colombia
	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$
	3M 2012	3M 2013		3M 2013	3M 2012	3M 2013		3M 2013	3M 2012	3M 2013		3M 2013
Operating Revenues	278,261	215,376	(22.6%)	455,938	58,083	54,397	(6.3%)	115,155	135,178	153,264	13.4%	324,451
% of consolidated	51.4%	44.0%		44.0%	10.7%	11.1%		11.1%	25.0%	31.3%		31.3%
Operating Costs	(245,742)	(181,544)	26.1%	(384,318)	(58,903)	(53,333)	9.5%	(112,903)	(57,084)	(69,394)	(21.6%)	(146,903)
% of consolidated	60.8%	53.1%		53.1%	14.6%	15.6%		15.6%				20.3%

Operating Income	32,519	33,832	4.0%	69,529	(820)	1,064	229.8%	2,187	78,094	83,870	7.4%	172,363

	Peru				Consolidated
	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$
	3M 2012	3M 2013		3M 2013	3M 2012	3M 2013		3M 2013
Operating Revenues	70,295	65,136	(7.3%)	137,889	541,703	489,433	(9.6%)	1,036,100
% of consolidated	13.0%	13.3%		13.3%	100.0%	100.0%		100.0%
Operating Costs	(42,764)	(37,443)	12.4%	(79,265)	(404,379)	(341,617)	15.5%	(723,183)
% of consolidated	10.6%	11.0%		11.0%	100.0%	100.0%		100.0%

Operating Income	27,531	27,693	0.6%	56,912	137,324	147,816	7.6%	303,779

Net Financial Result

The company’s net financial expense as of March 2013 totaled Ch$ 35,141 million, 15.9% lower than Ch$ 41,777 million reported in the same period of 2012. This variation was explained by lower financial expenses of Ch$ 6,614 million, a lower exchange difference and indexed assets and liabilities loss of Ch$ 1,838 million and lower financial income of Ch$ 1,816 million.

Other Results and Taxes

Share of Profit of Associates amounted to Ch$ 29,102 million in the first quarter 2013, decreasing by 6.5% compared to the same period last year. This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil, whose contribution totaled Ch$ 23,333 million, and also Gas Atacama S.A. with a contribution of Ch$ 3,469 million.

Income taxes increased by 73.4%, equivalent to Ch$ 14,950 million when compared to the first quarter 2012. Main variations are explained by an increase of Ch$ 13,383 million in Chile and a rise of Ch$ 5,746 million in Colombia.

Consolidated Balance Sheet Analysis

Assets

Table 3
ASSETS	(Million Ch$)				(Thousand US$)
	As of Dic 31, 2012	As of Mar 31, 2013	Var 2013 - 2012	Chg %	As of Mar 31, 2013

CURRENT ASSETS
Cash and cash equivalents	235,678	186,677	(49,001)	(20.8%)	395,477
Other current financial assets	25,120	19,740	(5,380)	(21.4%)	41,820
Other current non-financial assets	17,342	29,818	12,476	71.9%	63,170
Trade and other current receivables	217,683	147,987	(69,696)	(32.0%)	313,511
Accounts receivable from related companies	75,489	87,098	11,610	15.4%	184,519
Inventories	59,363	46,297	(13,066)	(22.0%)	98,080
Current tax assets	150,680	160,729	10,049	6.7%	340,506
Total Current Assets	781,354	678,346	(103,008)	(13.2%)	1,437,082

NON-CURRENT ASSETS
Other non-current financial assets	33,305	37,351	4,046	12.1%	79,128
Other non-current non-financial assets	1,931	1,867	(64)	(3.3%)	3,956
Trade accounts receivables and other receivables, net	146,964	140,294	(6,670)	(4.5%)	297,214
Investment accounted for using equity method	755,133	785,758	30,625	4.1%	1,664,636
Intangible assets other than goodwill	55,753	53,586	(2,166)	(3.9%)	113,523
Goodwill	101,747	98,690	(3,057)	(3.0%)	209,075
Property, plant and equipment, net	4,515,242	4,419,640	(95,603)	(2.1%)	9,363,048
Deferred tax assets	61,801	59,042	(2,759)	(4.5%)	125,082
Total Non-Current Assets	5,671,877	5,596,228	(75,649)	(1.3%)	11,855,662

TOTAL ASSETS	6,453,231	6,274,574	(178,657)	(2.8%)	13,292,744

Company’s Total Assets declined by Ch$ 178,657 million as of March 2013, compared to December 2012, mainly due to:

➢  Current assets decreased by Ch$ 103,008 million, equivalent to a 13.2% reduction mostly due to:

❖    Decrease of Ch$ 49,001 million in cash and cash equivalents, mainly due to lower certificates of deposit and Endesa Chile’s covenants of Ch$ 5,532 million. Decrease of Ch$ 45,876 million in Emgesa, primarily due to higher investment and tax payments of Ch$ 32,153 million and dividend payment of Ch$ 43,780 million, offset by higher certificates of deposit of Ch$ 37,797 million.

❖    Reduction in trade receivables and other account receivables for a total amount of Ch$ 69,696 million.

❖    Decrease in the inventories account of Ch$ 13,066 million, primarily as a consequence of higher coal consumption.

❖    The already mentioned was offset by higher trade receivables to related companies of Ch$ 11,610 million and in assets due to taxes of Ch$ 10,149 million.

➢  Non-current assets decreased by Ch$ 75,649 million, mainly explained by:

❖    Decrease of Ch$ 95,603 million in property, plant and equipment, mainly due to negative conversion effects of Ch$ 93,067 million and depreciation for the period by Ch$ 46,975 million, offset by higher investments during the period of Ch$ 47,679 million.

❖  This was partly offset by an increase in investments accounted under the equity method, primarily due to higher net income of these investments of Ch$ 29,102 million and the capital increase in Hydroaysén S.A. by Ch$ 1,362 million.

Liabilities and Shareholder’s Equity

Table 4
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dic 31, 2012	As of Mar 31, 2013	Var 2013 - 2012	Chg %	As of Mar 31, 2013

CURRENT LIABILITIES
Other current financial liabilities	406,455	395,705	(10,750)	(2.6%)	838,304
Trade and other current payables	320,459	331,504	11,044	3.4%	702,294
Accounts payable to related companies	215,917	251,019	35,102	16.3%	531,785
Other current provisions	38,425	29,671	(8,753)	(22.8%)	62,859
Current tax liabilities	78,374	77,083	(1,291)	(1.6%)	163,301
Other current financial liabilities	6,387	4,961	(1,426)	(22.3%)	10,511
TOTAL CURRENT LIABILITIES	1,066,018	1,089,943	23,925	2.2%	2,309,054

NON-CURRENT LIABILITIES
Other financial liabilities	1,525,652	1,455,058	(70,594)	(4.6%)	3,082,553
Other non-current provisions	19,594	19,875	281	1.4%	42,105
Deferred tax liability	320,277	310,327	(9,950)	(3.1%)	657,431
Provisions for employee benefits non-current	39,672	38,050	(1,622)	(4.1%)	80,609
Other non-current non-financial liabilities	47,525	45,160	(2,365)	(5.0%)	95,672
TOTAL NON-CURRENT LIABILITIES	1,952,720	1,868,469	(84,251)	(4.3%)	3,958,370

EQUITY
issued capital	1,331,714	1,331,714	-	0.0%	2,821,249
earnings	1,709,376	1,753,420	44,044	2.6%	3,714,636
Share premium	206,009	206,009	-	0.0%	436,431
other reserves	(705,856)	(721,390)	(15,534)	(2.2%)	(1,528,271)

Equity attributable to owners of parent	2,541,242	2,569,753	28,510	1.1%	5,444,045
Non-controlling	893,251	746,410	(146,841)	(16.4%)	1,581,276
TOTAL EQUITY	3,434,493	3,316,162	(118,331)	(3.4%)	7,025,321

TOTAL EQUITY AND LIABILITIES	6,453,231	6,274,574	(178,657)	(2.8%)	13,292,744

Company’s Total Liabilities declined by Ch$ 178,657 million compared to December 2012, mainly as a consequence of:

➢  Non-current liabilities decreased by Ch$ 84,251 million, equivalent to 4.3%, mostly due to:

❖  Decrease in other non-current financial liabilities of Ch$ 70,594 million, mainly due to lower bank and bonds foreign exchange effect of Ch$ 5,697 million in Endesa Chile. A Ch$ 3,791 million decrease in Chocón, as a consequence of loans transfer from long-term to short-term of Ch$ 3,288 million. In Emgesa a decrease of Ch$ 45,170 million primarily due to negative foreign exchange effect of Ch$ 31,863 million and to the transfer to short-term debt of Ch$ 12,793 million.

❖  Decrease in deferred tax liability for Ch$ 9,950 million.

➢  Current liabilities rose by Ch$ 23,295 million, equivalent to 2.2%, primarily explained by:

❖  An increase in accounts payable to related companies of Ch$ 35,101 million.

➢      Equity decreased by Ch$ 118,331 million compared to December 2012. The controllers’ equity increased by Ch$ 28,510 million, mainly explained by the result for the period of Ch$ 63,334 million, a rise of hedging reserve of Ch$ 7,350 million, offset by the conversion reserve decline of Ch$ 22,885 million and the minimum dividend of Ch$ 19,000 million that was recorded.

➢      Minority interest decreased by Ch$ 146,841 million due to final dividends of Ch$ 162,679 million, comprehensive income of Ch$ 29,947 million, offset by the result for the period of Ch$ 45,635 million.

Debt Maturity with Third Parties

Table 5
(Thousand US$)	2013	2014	2015	2016	2017	Balance	TOTAL
Chile	685,006	132,173	220,181	15,925	12,826	938,508	2,004,620
Endesa Chile (*)	685,006	132,173	220,181	15,925	12,826	938,508	2,004,620
Argentina	216,381	38,662	6,982	0	0	0	262,025
Costanera	188,593	13,691	0	0	0	0	202,284
Chocón	27,514	23,038	6,982	0	0	0	57,534
Endesa Argentina	0	1,933	0	0	0	0	1,933
Hidroinvest	275	0	0	0	0	0	275
Peru	37,492	53,518	36,219	59,864	49,675	82,588	319,355
Edegel	37,492	53,518	36,219	59,864	49,675	82,588	319,355
Colombia	0	77,317	158,644	22,196	114,980	1,060,528	1,433,664
Emgesa	0	77,317	158,644	22,196	114,980	1,060,528	1,433,664
TOTAL	938,879	301,670	422,025	97,984	177,482	2,081,625	4,019,665

Table 5.1
(Million Ch$)	2013	2014	2015	2016	2017	Balance	TOTAL
Chile	323,344	62,390	103,932	7,517	6,054	443,004	946,241
Endesa Chile (*)	323,344	62,390	103,932	7,517	6,054	443,004	946,241
Argentina	102,138	18,250	3,296	0	0	0	123,684
Costanera	89,021	6,463	0	0	0	0	95,484
Chocón	12,987	10,875	3,296	0	0	0	27,158
Endesa Argentina	0	912	0	0	0	0	912
Hidroinvest	130	0	0	0	0	0	130
Peru	17,697	25,262	17,096	28,257	23,448	38,984	150,745
Edegel	17,697	25,262	17,096	28,257	23,448	38,984	150,745
Colombia	0	36,496	74,885	10,477	54,274	500,601	676,733
Emgesa	0	36,496	74,885	10,477	54,274	500,601	676,733
TOTAL	443,179	142,397	199,208	46,251	83,777	982,589	1,897,402
(*) Includes: Endesa Chile, Pehuenche, San Isidro, Celta and Túnel El Melón

Evolution Of Key Financial Ratios

Table 6
Indicator	Unit	3M 2013	2012	Var 2013 - 2012	Chg %
Liquidity	Times	0.62	0.73	(0.11)	(15.1%)
Acid-test *	Times	0.57	0.67	(0.10)	(14.9%)
Working capital	Million Ch$	(411,597)	(284,664)	(126,933)	44.6%
Working capital	Thousand US$	(857,565)	(593,099)	(264,466)	44.6%
Leverage **	Times	0.89	0.88	0.01	1.1%
Short-term debt	%	36.8%	35.3%	1.5%	4.3%
Long-term debt	%	63.2%	64.7%	-1.5%	(2.4%)
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 6.1
Indicator	Unit	3M 2013	3M 2012	Var 2013 - 2012	Chg %
Financial expenses coverage*	Times	5.15	3.92	123.0%	31.4%
Op. income / Op. rev.	%	30.2%	25.4%	4.9%	19.1%
ROE **	%	9.0%	16.2%	(7.2%)	(44.5%)
ROA **	%	6.6%	8.9%	(2.3%)	(25.7%)
* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Annualized figures

Liquidity index as of March 2013 was 0.62 times, a 15.1% decrease compared to December 2012. Nevertheless, this ratio shows the Company’s solid liquidity position, meeting its obligations with banks, financing its investments with cash surpluses, and reflecting a satisfactory debt repayment schedule.

Acid-test ratio reached 0.57 times, a 14.9% decline over December 2012, basically explained by a decrease in current assets, regarding cash and cash equivalents and trade receivables, coupled with a rise in current liabilities in accounts payable to related companies.

Leverage ratio was 0.89 times as of March 2013, reflecting a 1.1% increase compared with December 2012.

Consolidated Statements of Cash Flows Analysis

Table 7
CASH FLOW	(Million Ch$)				(Thousand US$)
	3M 2012	3M 2013	Var 2013 - 2012	Chg %	3M 2013

Cash flows from (used in) operating activities
Collection classes provided by operating activities
Proceeds from sales of goods and services	640,566	537,488	(103,078)	(16.1%)	1,137,830
Cash receipts from royalties, fees, commissions and other revenue	-	-	-		-
Receipts from premiums and claims, annuities and other benefits from policies written	-	-	-		-
Other cash receipts from operating activities	(2,767)	58,291	61,058	2206.3%	123,398
Types of payments
Payments to suppliers for goods and services	(385,976)	(353,898)	32,078	8.3%	(749,181)
Payments to and on behalf of employees	(13,895)	(32,230)	(18,335)	(131.9%)	(68,229)
Payments for premiums and claims, annuities and other policy benefits underwritten	(1,476)	(90)	1,385	93.9%	(191)
Other payments for operating activities	(16,112)	(7,991)	8,121	50.4%	(16,916)
Income taxes refunded (paid)	(72,188)	(42,246)	29,942	41.5%	(89,431)
Other inflows (outflows) of cash	(4,094)	(31,188)	(27,093)	(661.7%)	(66,023)

Net cash flows from (used in) operating activities	144,057	128,137	(15,921)	(11.1%)	271,257

Cash flows from (used in) investing activities
Loans to related parties	-	(2,397)	(2,397)	0.0%	(5,074)
Proceeds from sale of property, plant and equipment	901	5,046	4,145	459.8%	10,682
Purchases of property, plant and equipment	(52,785)	(84,774)	(31,989)	(60.6%)	(179,461)
Purchases of intangible assets	(465)	-	465	(100.0%)	-
Proceeds from other long term assets	-	-	-		-
Dividends received	-	-	-		-
Interest received	-	-	-		-
Other inflows (outflows) of cash	-	9,259	9,259		19,600

Net cash flows from (used in) investing activities	(54,898)	(74,228)	(19,329)	(35.2%)	(157,135)

Cash flows from (used in) financing activities
Total loan amounts	1	3,622	3,621	324149.5%	7,667
Proceeds from long-term loans	-	793	793		1,679
Proceeds from short-term loans	1	2,829	2,828	253148.3%	5,988
Loans from related parties	(1)	56,494	56,495	9478946%	119,594
Loan Payments	(6,751)	(14,259)	(7,508)	(111.2%)	(30,186)
Payments of finance lease liabilities	(1,772)	(1,205)	567	32.0%	(2,551)
Repayment of loans to related parties	-	(43,340)	(43,340)		(91,748)
Dividends paid	(62,640)	(57,432)	5,208	8.3%	(121,580)
Interest paid	(57,758)	(38,077)	19,682	34.1%	(80,606)
Other inflows (outflows) of cash	(28,464)	(108)	28,356	99.6%	(228)

Net cash flows from (used in) financing activities	(157,385)	(94,305)	63,081	40.1%	(199,637)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(68,226)	(40,396)	27,831	40.8%	(85,515)

Effects of changes in the exchange rate on cash and cash equivalents
Effects of changes in the exchange rate on cash and cash equivalents	1,038	(8,605)	(9,643)	(929.2%)	(18,216)
Increase (decrease) in cash and cash equivalents	(67,189)	(49,001)	18,188	27.1%	(103,731)
Cash and cash equivalents at beginning of period	389,768	235,678	(154,091)	(39.5%)	498,916
Cash and cash equivalents at end of period	322,580	186,677	(135,902)	(42.1%)	395,184

The company generated a net negative cash flow of Ch$ 40,396 million in the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 128,137 million, representing a 11.1% decrease compared to March 2012. This cash flow comprised mainly cash receipts from sales of goods and services of Ch$ 537,488 million, offset by goods and services payments of Ch$ 353,898 million, and tax payments of Ch$ 42,246 million.

Investing activities generated a negative flow of Ch$ 74,228 million, mainly resulting from acquisitions of property, plant and equipment for Ch$ 84,774 million.

Financing activities generated a negative flow of Ch$ 94,305 million. This was mainly generated by dividends paid for Ch$ 57,432 million, interest payments for Ch$ 38,077 million, and loan repayments and financial leasing for Ch$ 58,804 million, partially offset by the collection of loans to related companies and third parties for Ch$ 60,116 million.

Cash Flow Received From Foreign Subsidiaries by Endesa Chile

Table 8
Foreign Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	3M 2012	3M 2013	3M 2012	3M 2013	3M 2012	3M 2013	3M 2012	3M 2013	3M 2012	3M 2013
Argentina	0	0	0	0	0	0	0	0	0	0
Peru	0	0	0	0	0	0	0	0	0	0
Brazil	0	0	0	0	0	0	0	0	0	0
Colombia	0	0	11,186	25,262	0	0	0	0	11,186	25,262
Others*	0	484	0	0	0	0	0	0	0	484
Total	0	484	11,186	25,262	0	0	0	0	11,186	25,746
(*) Interest paid by jointly-controlled company Atacama Finance

Capex and Depreciation

Table 9
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	3M 2012	3M 2013	3M 2013	3M 2012	3M 2013	3M 2013
Endesa Chile	14,876	13,128	27,791	11,364	14,987	31,727
Endesa Eco	603	886	1,876	1,796	1,882	3,984
Pehuenche	208	73	155	2,132	2,132	4,513
San Isidro	1,574	1,622	3,434	1,991	2,970	6,287
Pangue	2	-	-	969	-	-
Celta	1,260	5,474	11,588	706	706	1,495
Enigesa	4	-	-	67	-	-
Ingendesa	-	-	-	20	-	-
Túnel El Melón	74	7	15	13	13	28
EASA	5,732	2,885	6,107	6,900	4,937	10,451
Emgesa	26,178	57,047	120,765	8,765	9,702	20,539
Generandes Perú	2,274	3,652	7,731	9,562	9,646	20,420
Transquillota	-	-	-	-	-	-
Hidroaysén	-	-	-	-	-	-
Gas Atacama	-	-	-	-	-	-
Total	52,785	84,774	179,461	44,027	46,975	99,443

Argentina

EBITDA from operations in Argentina totaled Ch$ 6,002 million, 1.3% lower compared to the first quarter of 2012. This was mainly explained by lower revenues from El Chocón of Ch$ 3,078 million as a consequence of a lower hydro generation since the lower levels of the reservoirs, coupled with lower revenues in Endesa Costanera of Ch$ 614 million due to lower thermal generation related to scheduled maintenances. It should be noted that the decrease in Endesa Costanera’s revenues was partially offset by Ch$ 4,618 million of higher revenues due to the combined cycle availability contracts.

This was partially offset by lower fuel costs of Ch $ 3,443 million in Endesa Costanera related to the reduced thermal generation of the period.

Operating income amounted to Ch$ 1,064 million during the first quarter 2013 reverting the losses of Ch$ 820 million registered on March 2012, while Endesa Costanera’s operating income recorded a loss of Ch$ 2,156 million reflecting an improvement of 64.6% compared to March 2012. This was partly offset by a 38.2% decrease in El Chocón operating income, which totaled Ch$ 3,306 million in the first quarter 2013.

Table 10

	(Million Ch$)				(Thousand US$)
Argentina	3M 2012	3M 2013	Var 2013 - 2012	Chg %	3M 2013
Operating Revenues	58,083	54,397	(3,686)	(6.3%)	115,155
Procurements and Services	(42,980)	(39,732)	3,248	7.6%	(84,109)
Contribution Margin	15,103	14,665	(438)	(2.9%)	31,045
Other Costs	(9,023)	(8,664)	359	4.0%	(18,340)
Gross Operating Income (EBITDA)	6,080	6,002	(79)	(1.3%)	12,705
Depreciation and Amortization	(6,900)	(4,937)	1,963	28.4%	(10,452)
Operating Income	(820)	1,064	1,884	229.8%	2,253
EBITDA Margin	10.5%	11.0%
Operating Margin	-1.4%	2.0%

Table 10.1

Argentina	3M 2012	3M 2013	Var 2013 - 2012	Chg %
GWh Produced	2,896	2,628	(268)	(9.3%)
GWh Sold	3,066	2,804	(262)	(8.5%)
Market Share *	9.9%	9.1%	(0.74) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 16.3% decrease in Chilean pesos in March 2013, when compared to March 2012.

Endesa Costanera

Table 10.2

Endesa Costanera	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2013 - 2012	Chg %	3M 2013
Operating Revenues	46,828	46,214	(614)	(1.3%)	97,832
Procurements and Services	(39,340)	(37,032)	2,309	5.9%	(78,394)
Contribution Margin	7,488	9,182	1,694	22.6%	19,438
Other Costs	(7,352)	(6,975)	377	5.1%	(14,766)
Gross Operating Income (EBITDA)	136	2,207	2,071	1,527.2%	4,672
Depreciation and Amortization	(6,220)	(4,363)	1,857	29.9%	(9,236)
Operating Income	(6,084)	(2,156)	3,928	64.6%	(4,564)
Figures may differ from those accounted under Argentine GAAP.

Table 10.3

Endesa Costanera	3M 2012	3M 2013	Var 2013 - 2012	Chg %
GWh Produced	2,352	2,175	(177)	(7.5%)
GWh Sold	2,392	2,230	(162)	(6.8%)
Market Share *	7.7%	7.3%	(0.44) pp.
(*): As a percentage of total sales of the system

El Chocón

Table 10.4

El Chocón	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2013 - 2012	Chg %	3M 2013
Operating Revenues	11,295	8,217	(3,078)	(27.3%)	17,395
Procurements and Services	(3,639)	(2,700)	939	25.8%	(5,716)
Contribution Margin	7,656	5,517	(2,139)	(27.9%)	11,680
Other Costs	(1,628)	(1,637)	(9)	(0.5%)	(3,466)
Gross Operating Income (EBITDA)	6,028	3,880	(2,148)	(35.6%)	8,214
Depreciation and Amortization	(681)	(574)	106	15.6%	(1,216)
Operating Income	5,347	3,306	(2,041)	(38.2%)	6,998
Figures may differ from those accounted under Argentine GAAP.

Table 10.5
El Chocón	3M 2012	3M 2013	Var 2013 - 2012	Chg %
GWh Produced	544	453	(91)	(16.7%)
GWh Sold	673	574	(100)	(14.8%)
Market Share *	2.2%	1.9%	(0.30) pp.
(*): As a percentage of total sales of the system

Most important changes in the market

•         Energy demand for the first quarter 2013 was 30,718 GWh, representing a -1.1% decrease compared to same period last year (31,062 GWh).

Market Risk Analysis

•         Hydrological Situation: As of March, 2013, El Chocón reservoir marked a depth of 373.8 m. above sea level (asl) (equivalent to 649 GWh stored, 40% of the reservoir’s capacity), which is below the 378,3 m.asl recorded in the same month last year (1,145 GWh, 71% of the reservoir´s capacity). The water flows in Comahue basin averaged around 81% of the historic average (dry condition) during the first quarter 2013.

•         Market prices in Argentina are limited to Ar$120 per MWh in accordance with Resolution SE-240 of 2003. The average market price was Ar$119.3 per MWh (approx. US$ 23.6 per MWh) as of March 2013.

Investments

•         Since 2010, Endesa Costanera has focused on obtaining resources from local authorities, in order to improve the operation of its steam turbines of the Costanera plant. Accordingly, a technical improvement assessment and an economic evaluation were developed. In October 2012, an agreement with the Secretariat of Energy was executed in order to implement the "ENCOS Plan". This Plan considers a financing plan and execution of works and investments in the short, medium and long term, including the reconditioning project of steam turbines for 2012-2014 period. As a result of the agreement with the Secretariat of Energy, Endesa Costanera executed two availability contracts with Compañía Administradora del Mercado Mayorista Eléctrico S.A., CAMMESA (December 2012 and January 2013), which establish a remuneration and funding that will allow Endesa Costanera to perform maintenances and works that will enable the power committed to be available. On March 14, 2013, Endesa Costanera signed a contract for restoring steam turbine units with both Duro Felguera and Masa companies. The scheduled execution time of the works is twenty-four months from the effective date of a contract.

Chile

Operating income in Chile registered a 4.0% growth to reach Ch$ 33,833 million, while EBITDA increased by 10.1% totaling Ch$ 57,416 million as of March 2013. These better results in Chilean business were a consequence of lower energy purchases costs of Ch$ 38,941 million due to greater thermal generation. The commissioning of Bocamina II power plant (+ 683 GWh) also allowed to compensate lower hydroelectric generation (drought) and to reduce physical energy purchases on the spot market. In addition, lower fuel costs were recorded by Ch$ 14,346 million due to higher coal generation and lower LNG price, coupled with lower transportation costs of Ch$ 14,059 million.

The latter was partially offset by lower operating revenues of Ch$ 62,884 million due to a reduction of 19.6% in average energy sale price related to less contracts indexed to a lower marginal cost. Additionally, physical sales decreased by 1.1% as a result of the end of some contracts with unregulated clients. Finally, we booked higher payroll expenses of Ch$ 4,879 million due to a staff increase and inflation salaries readjustment.

Table 11

	(Million Ch$)				(Thousand US$)
Chile	3M 2012	3M 2013	Var 2013 - 2012	Chg %	3M 2013
Operating Revenues	278,261	215,376	(62,884)	(22.6%)	455,939
Procurements and Services	(199,436)	(131,615)	67,821	34.0%	(278,622)
Contribution Margin	78,824	83,761	4,936	6.3%	177,317
Other Costs	(26,678)	(26,345)	333	1.2%	(55,770)
Gross Operating Income (EBITDA)	52,146	57,416	5,270	10.1%	121,547
Depreciation and Amortization	(19,627)	(23,583)	(3,956)	(20.2%)	(49,925)
Operating Income	32,519	33,833	1,314	4.0%	71,622
EBITDA Margin	18.7%	26.7%
Operating Margin	11.7%	15.7%

Table 11.1

Chile	3M 2012	3M 2013	Var 2013 - 2012	Chg %
GWh Produced	4,757	4,894	137	2.9%
GWh Sold	5,059	5,006	(53)	(1.1%)
Market Share *	32.8%	31.7%	(1.04) pp.
(*): As a percentage of total sales of the system

Most important changes in the market

•         Changes in energy sales: Total energy sales in Chile (SIC + SING) for the first quarter 2013 were 15,776 GWh, representing a 2.2% growth compared to the first quarter 2012 (15,440 GWh).

Market risk analysis

•         As of March 2013, the hydrological situation showed a 90.7% surplus probability of affluent energy, which places it as a dry year (70% surplus probability of affluent energy in the same period of 2012).

•         The average spot energy price on the SIC, measured at Alto Jahuel 220 kV, was 143.3 US$/MWh, decreasing by 30.4% when compared to same period last year (205.7 US$/MWh). In the SING, the average spot energy price for the first quarter of 2013 grew by 1% to 77.9 US$/MWh (77.4 US$/MWh in the first quarter of 2012).

•         On April 1 , 2013, reservoir levels accumulated approximately 1,338 GWh of energy equivalent, showing a 41% decrease compared to April 1, 2012, (946 GWh less). With respect to the maximum energy storage, the system’s reservoirs level is in the range of 12%.

Investments

•         HidroAysén is among the projects that Endesa Chile is studying. The project consists in the construction of a hydroelectric complex of 2,750 MW, whose average generation would reach 18,430 GWh/year. Regarding the environmental qualification process of this project, we are still waiting for the environmental licensing procedure to be completed in the next few months, with the resolution of the Committee of Ministers on complaints to the Environmental Qualification Resolution. On the other hand, on September 30, 2012, the Government passed to the Congress the Bill that Regulates the Electric Highway ("Proyecto de Ley que regula la Carretera Eléctrica"), in order to give greater certainty and to ease obtaining permits for the development of transmission projects of public interest. This bill is currently in the Senate in his first legislative process.

Colombia

Operating income from our operations in Colombia grew by 7.4% to reach Ch$ 83,870 million in the first quarter of 2013, mainly explained by 13.4% increase in operating revenues, equivalent to Ch$18,086 million. This was explained by a 10.6% rise in the average energy sales price in pesos due to a higher spot price, and a 2.6% growth in physical sales.

The aforementioned was partially offset by higher energy purchase costs of Ch$14,715 million due to an increased energy purchase price in the spot market, coupled with higher physical energy purchases, both factors related to the worsening of hydro conditions recorded as of March 2013.

EBITDA, or gross operating income, in Colombia, increased by 7.7% when compared to the first quarter of 2012, reaching a total of Ch $ 93,754 million as of March 2013.

Table 12

	(Million Ch$)				(Thousand US$)
Colombia	3M 2012	3M 2013	Var 2013 - 2012	Chg %	3M 2013
Operating Revenues	135,178	153,264	18,086	13.4%	324,451
Procurements and Services	(40,350)	(52,340)	(11,991)	(29.7%)	(110,801)
Contribution Margin	94,828	100,924	6,096	6.4%	213,650
Other Costs	(7,760)	(7,170)	590	7.6%	(15,179)
Gross Operating Income (EBITDA)	87,068	93,754	6,686	7.7%	198,471
Depreciation and Amortization	(8,974)	(9,884)	(910)	(10.1%)	(20,923)
Operating Income	78,094	83,870	5,776	7.4%	177,548
EBITDA Margin	64.4%	61.2%
Operating Margin	57.8%	54.7%

Table 12.1

Colombia	3M 2012	3M 2013	Var 2013 - 2012	Chg %
GWh Produced	3,073	3,035	(38)	(1.2%)
GWh Sold	3,737	3,833	96	2.6%
Market Share *	18.1%	18.3%	0.22 pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was negative, resulting in a 2.9% decline in Chilean pesos in March 2013, when compared to March 2012.

Most important changes in the market

•         Accumulated demand for the first quarter 2013 was 14,667 GWh, which represents an increase of 1.4% compared to the same period of 2012 (14,472 GWh).

Market risk analysis

•         During the first quarter of 2013, the contributions of the SIN were 91% with respect to the historic average (normal-dry); those of Guavio were 110% (normal), those of Betania were 88% (dry) and those of the power plants of the Bogotá River chain were 147% (humid). The level of the most representative reservoir for Endesa Chile (Guavio) was at 28% of its maximum capacity as of March 31, 2013, equivalent to 580 GWh (950 GWh below the level at the same date in 2012).

•         Spot price: The average monomic exchange price for the first quarter of 2013 was Col$ 134.7 per kWh (approx. US$ 74.7 per MWh), which represents a 152% increase when compared to the same period of 2012 (Col$ 53.4 per kWh).

Investments

  In Colombia, in the department of Huila, El Quimbo hydroelectric plant of Emgesa is being constructed, with an installed capacity of 400 MW and with the obligation to supply energy of up to 1,650 GWh/year. The contract has a 20-year term, starting in December 2014. Project construction is in progress.

Peru

Operating income amounted to Ch$ 27,692 million in the first quarter of 2013, reflecting a slight increase of 0.6% regarding the same period of 2012. This was mostly the result of lower fuel costs of Ch$3,739 million due to the reduced availability of the Santa Rosa thermal units, coupled with lower other fixed operating expenses of Ch$1,167 million and lower energy purchases costs of Ch$ 426 million.

The latter was partially offset by a 7.3% decrease in revenues, equivalent to Ch$ 5,159 million, primarily explained by a 6.9% reduction in the physical energy sales due to the expiration of two contracts with regulated customers and a decrease of 7.1% in the average energy sale price in pesos.

EBITDA of the business in Peru amounted to Ch$ 37,446 million as of March 2013, representing a slight increase of 0.9% compared to the same period in the previous year.

Table 13

	(Million Ch$)				(Thousand US$)
Peru	3M 2012	3M 2013	Var 2013 - 2012	Chg %	3M 2013
Operating Revenues	70,295	65,136	(5,159)	(7.3%)	137,888
Procurements and Services	(25,342)	(21,083)	4,259	16.8%	(44,631)
Contribution Margin	44,953	44,053	(900)	(2.0%)	93,257
Other Costs	(7,825)	(6,607)	1,218	15.6%	(13,986)
Gross Operating Income (EBITDA)	37,128	37,446	318	0.9%	79,271
Depreciation and Amortization	(9,597)	(9,754)	(156)	(1.6%)	(20,648)
Operating Income	27,530	27,692	162	0.6%	58,623
EBITDA Margin	52.8%	57.5%
Operating Margin	39.2%	42.5%

Table 13.1

Peru	3M 2012	3M 2013	Var 2013 - 2012	Chg %
GWh Produced	2,273	2,180	(93)	(4.1%)
GWh Sold	2,439	2,270	(169)	(6.9%)
Market Share *	29.5%	26.0%	(3.47) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods resulted in a 0.7% increase in Chilean pesos in March 2013, when compared to March 2012.

Most important changes in the market

•         Energy demand during the first quarter of 2013 was 8,728 GWh, representing a 5.5% increase compared to the same period in 2012 (8,271 GWh).

Market risk analysis

•         Hydrological risk: Edegel’s total volume stored in lakes and reservoirs as of March 31, 2013, was approximately 270 million m3, which represents 95.6% of total capacity (1.3% above the level at the same date in 2012). From January to March 2013, flows in the Rimac basin were 102% with respect to the historic average (normal). In this period, the Tulumayo river maintained flows that were 100% (normal) and the Tarma river were 101% (normal) compared to the historic average.

•         Spot price: The average price was US$ 21.7 per MWh, which represents a 14.6% decrease regarding the first quarter of 2012 (US$ 25.4 per MWh).

Brazil

Endesa Brasil

Operating Income amounted to Ch$ 101,790 million as of March 2013, 25.3% lower than the Ch$ 136,259 million reported in the same period 2012.

Table 14

Endesa Brasil	(Million Ch$)				(Thousand US$)
	3M 2012	3M 2013	Var 2013 - 2012	Chg %	3M 2013
Sales	529,031	436,971	(92,060)	(17.4%)	925,041
Other operating income	35,087	34,507	(580)	(1.7%)	73,050
Total Revenues	564,118	471,479	(92,640)	(16.4%)	998,092
Procurements and Services	(319,827)	(276,976)	42,852	13.4%	(586,341)
Contribution Margin	244,291	194,503	(49,788)	(20.4%)	411,751
Other Costs	(68,700)	(64,681)	4,019	5.9%	(136,925)
Gross Operating Income (EBITDA)	175,591	129,822	(45,769)	(26.1%)	274,826
Depreciation and Amortization	(33,086)	(22,512)	10,574	32.0%	(47,657)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(6,246)	(5,520)	725	11.6%	(11,686)
Operating Income	136,259	101,790	(34,470)	(25.3%)	215,483
Net Financial Income	(17,702)	1,529	19,231	108.6%	3,237
Financial income	27,073	40,399	13,325	49.2%	85,522
Financial expenses	(47,703)	(40,567)	7,136	15.0%	(85,879)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	2,928	1,698	(1,230)	(42.0%)	3,594
Gains	8,327	2,342	(5,985)	(71.9%)	4,957
Losses	(5,399)	(644)	4,755	88.1%	(1,363)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	(0)	0	-	101.6%	0
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	-	-	-		-
Net Income before Taxes	118,558	103,319	(15,239)	(12.9%)	218,720
Income Tax	(27,422)	(23,152)	4,270	15.6%	(49,011)
NET INCOME	91,136	80,167	(10,969)	(12.0%)	169,709
Net Income Attributable to Owners of the Company	63,866	57,679	(6,186)	(9.7%)	122,104
Net Income Attributable to Minority Interest	27,270	22,488	(4,782)	(17.5%)	47,605

Generation

In Brazil, the operating income of our subsidiaries amounted to Ch$ 35,872 million, 9.8% lower than in same period of last year, when operating results amounted to Ch$ 39,770 million.

Cachoeira Dourada

The operating income of Cachoeira Dourada was Ch$ 18,036 million, 10.2% lower than March 2012. This is mainly explained by lower energy sales revenues of Ch$ 1,489 million, equivalent to 4.4% decrease, and an increase of 109.1% in energy purchases costs, due to an increase of 158.4% in average energy purchase price. This was partially offset by decreases of 26.0% and 23.4% in transportation costs and other operating cost respectively.

Physical sales showed a decrease of 14.2%, reaching 923 Gwh in the period.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 14.5% reduction in Chilean pesos in March 2013 when compared to March 2012.

Table 15
Cachoeira	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2013 - 2012	Chg %	3M 2013
Operating Revenues	33,695	32,206	(1,489)	(4.4%)	68,178
Procurements and Services	(10,004)	(11,189)	(1,185)	(11.8%)	(23,686)
Contribution Margin	23,691	21,017	(2,674)	(11.3%)	44,492
Other Costs	(1,898)	(1,468)	430	22.6%	(3,108)
Gross Operating Income (EBITDA)	21,793	19,549	(2,244)	(10.3%)	41,384
Depreciation and Amortization	(1,717)	(1,513)	204	11.9%	(3,202)
Reversal of impairment profit (impairment loss) recognized in profit or loss	-	-
Operating Income	20,076	18,036	(2,040)	(10.2%)	38,182
Figures may differ from those accounted under Brazilian GAAP.

Table 15.1
Cachoeira	3M 2012	3M 2013	Var 2013 - 2012	Chg %
GWh Produced	892	621	(271)	(30.4%)
GWh Sold	1,075	923	(152)	(14.2%)
Market Share *	1.0%	0.8%	(0.2) pp.
(*): As a percentage of total sales of the system

Fortaleza (CGTF)

The operating income of Endesa Fortaleza (CGTF) amounted to Ch$ 10,154 million, evidencing a 5.4% decrease as compared to the same period in previous year. This is mainly explained by an increase in energy purchases costs of 61.9%, due to higher average energy purchase price. This was  partially offset by an increase in operating revenues of Ch$ 9,046 million, due to a 28% increase in energy sales revenues.

Physical sales of the period reached 804 GWh, 13.7% higher than in the first quarter of 2012.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 14.5% reduction in Chilean pesos in March 2013 when compared to March 2012.

Table 16
Fortaleza	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2013 - 2012	Chg %	3M 2013
Operating Revenues	32,334	41,380	9,046	28.0%	87,600
Procurements and Services	(17,458)	(27,674)	(10,217)	(58.5%)	(58,584)
Contribution Margin	14,877	13,706	(1,171)	(7.9%)	29,015
Other Costs	(2,141)	(2,005)	136	6.4%	(4,244)
Gross Operating Income (EBITDA)	12,736	11,701	(1,035)	(8.1%)	24,771
Depreciation and Amortization	(1,998)	(1,547)	451	22.6%	(3,275)
Operating Income	10,738	10,154	(584)	(5.4%)	21,496
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Fortaleza	3M 2012	3M 2013	Var 2013 - 2012	Chg %
GWh Produced	84	625	542	648.3%
GWh Sold	707	804	97	13.7%
Market Share *	0.6%	0.7%	0.1 pp.
(*): As a percentage of total sales of the system

Transmission

CIEN

Our transmission subsidiary, CIEN, showed a decrease in operating income of Ch$ 1,408 million, reaching Ch$ 8,490 million . This is explained by a decrease of 9.8% in energy sales revenues, partially offset by decreases of 16.3% and 9.7% in energy purchases costs and other operating costs respectively.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 14.5% reduction in Chilean pesos in March 2013 when compared to March 2012.

Table 17

Cien (*)	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2013 - 2012	Chg %	3M 2013
Operating Revenues	19,032	17,176	(1,856)	(9.8%)	36,361
Procurements and Services	(3,728)	(3,274)	453	12.2%	(6,932)
Contribution Margin	15,305	13,902	(1,403)	(9.2%)	29,430
Other Costs	(2,244)	(1,906)	338	15.1%	(4,034)
Gross Operating Income (EBITDA)	13,061	11,996	(1,064)	(8.1%)	25,395
Depreciation and Amortization	(3,163)	(3,506)	(343)	(10.9%)	(7,423)
Reversal of impairment profit (impairment loss) recognized in profit or loss	-	-	-		-
Operating Income	9,898	8,490	(1,408)	(14.2%)	17,973
Figures may differ from those accounted under Brazilian GAAP.
(*) Cien includes CTM and TESA

Distribution

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 66,332 million, which is 31.5% lower than that obtained in the first quarter of 2012.

Ampla

Ampla’s operating income amounted to Ch$ 45,048 million, which compared to same period in previous year represents a decrease of 4.2%.  Operating revenues decreased by Ch$ 48,995 million, mainly due to lower energy sales revenues of Ch$ 47,766 million. This was partially offset by a Ch$ 39,767 million reduction in procurement and services costs, explained by Ch$ 26,905 million lower other procurement and services costs and a Ch$ 11,732 million reduction in energy purchases cost.

Physical sales grew by 2.9%, reaching 2,891 GWh. Energy losses increased by 0.5 p.p., from 19.4% to 19.9%.  The number of Ampla’s clients increased by 81 thousand, thus exceeding 2.7 million customers.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 14.5% reduction in Chilean pesos in March 2013 when compared to March 2012.

Table 18
Ampla	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2013 - 2012	Chg %	3M 2013
Operating Revenues	290,989	241,993	(48,995)	(16.8%)	512,285
Procurements and Services	(189,326)	(149,559)	39,767	21.0%	(316,608)
Contribution Margin	101,662	92,434	(9,228)	(9.1%)	195,677
Other Costs	(34,342)	(33,773)	569	1.7%	(71,496)
Gross Operating Income (EBITDA)	67,320	58,661	(8,659)	(12.9%)	124,181
Depreciation and Amortization	(16,353)	(9,076)	7,277	44.5%	(19,214)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(3,948)	(4,537)	(589)	(14.9%)	(9,604)
Operating Income	47,019	45,048	(1,972)	(4.2%)	95,363
Figures may differ from those accounted under Brazilian GAAP.

Table 18.1
Ampla	3M 2012	3M 2013	Var 2013 - 2012	Chg %
Customers (Th)	2,652	2,733	81	3.0%
GWh Sold	2,808	2,891	83	3.0%
Clients/Employee	2,249	2,393	143	6.4%
Energy Losses %	19.4%	19.9%	0.51 pp.

Coelce

Coelce’s operating income decreased by 57.3% reaching Ch$ 21,285 million. This  performance is mostly due to a Ch$ 49,920 million decrease in  operating revenues, mainly due to lower energy sales revenues of Ch$ 46,321 million explained by lower tariffs. This was partially offset by a Ch$ 13,781 million reduction in other procurement and services costs.

Physical sales amounted to 2,599 GWh, a 10.7% higher than March 2012.  Energy losses increased by 0.7 p.p. up to 12.7%.  Coelce’s number of clients expanded by 114 thousand, reaching more than 3.3 million customers.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 14.5% reduction in Chilean pesos in March 2013 when compared to March 2012.

Table 19
Coelce	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2013 - 2012	Chg %	3M 2013
Operating Revenues	216,329	166,409	(49,920)	(23.1%)	352,277
Procurements and Services	(128,363)	(113,764)	14,599	11.4%	(240,832)
Contribution Margin	87,966	52,644	(35,321)	(40.2%)	111,445
Other Costs	(26,082)	(23,578)	2,504	9.6%	(49,912)
Gross Operating Income (EBITDA)	61,884	29,067	(32,817)	(53.0%)	61,533
Depreciation and Amortization	(9,766)	(6,799)	2,967	30.4%	(14,393)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(2,298)	(983)	1,314	57.2%	(2,081)
Operating Income	49,820	21,285	(28,535)	(57.3%)	45,059
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Coelce	3M 2012	3M 2013	Var 2013 - 2012	Chg %
Customers (Th)	3,257	3,361	104	3.2%
GWh Sold	2,347	2,599	252	10.7%
Clients/Employee	2,490	2,628	138	5.5%
Energy Losses %	12.0%	12.7%	0.68 pp.

Main Risks associated to the activities of Endesa Chile

Endesa Chile is exposed to certain risks that are managed by applying identification, measurement, dispersion and supervision systems.

The following are the most important of the Company’s basic principles:

➢     Comply with the rules of good corporate governance.

➢     Comply strictly with all Endesa Chile’s regulations.

➢     The Group’s risk committee is the organism responsible for defining, approving and updating the basic principles for motivating actions relating to risk.

➢     Risk governance is organized operationally through the functions of risk control and risk management, each independent of the other.

➢     Each business and corporate area defines:

                                  I.            The markets and products in which they can operate based on their knowledge and sufficient abilities to ensure an effective risk management.

                                II.            Criteria about counterparties.

                              III.            Authorized operators.

➢     Businesses and corporate areas established for each market in which they operate, their exposure to risk in line with the defined strategy.

➢     The limits of the businesses are ratified by the Group’s risks committee.

➢     All business operations and corporate areas are carried out within the limits approved by the corresponding internal entities.

➢     The businesses, corporate areas, lines of business and companies establish the necessary risk-management controls for ensuring that transactions on the markets are carried out in accordance with the policies, regulations and procedures of Endesa Chile.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to balance the debt structure in order to minimize the cost of the debt with a reduced volatility in the statement of results. Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total net debt was 66% as of March 2013 on a consolidated basis.

Depending on the Endesa Chile’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate this risk. The instruments currently used for following this policy are interest-rate swaps that convert variable into fixed rates.

The financial debt structure of the Endesa Chile Group, by fixed, hedged and variable interest rates, using derivative contracts, is as follows:

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile’s subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to the dollar and the asset and liability levels in such currency. The objective is to minimize the exposure of cash flows to the risk of exchange-rate fluctuations. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk of some commodities, basically fuel purchases for the electricity generation and energy trading transactions in the local markets.

In order to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with the firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with unregulated customers.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the company is constantly checking the appropriateness of taking hedges to mitigate the impacts of these price changes in results. As of March 31, 2013, there were swaps for 270,000 tons of coal for the period from April to June 2013 outstanding. As of December 31, 2012, there were swaps for 462,000 barrels of Brent for January 2013 and 365,000 tons of coal for the period from February to June 2013 outstanding (see Note 18.3.a).

Liquidity Risk

Endesa Chile’s liquidity policy consists on contracting committed long term credit facilities and short term financial investments, for the amounts needed to support future estimated needs for a period defined based on the situation and the expectations of debt and capital markets.

The above projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further detail with respect to the characteristics and conditions of financial debt and financial derivatives, see Notes 16 and 18 and appendix 4 of the Financial Statements, respectively.

As of March 31, 2013, Endesa Chile’s liquidity (cash and cash equivalents) was Ch$ 186,677 million, and Ch$ 241,548 million in long term uncommitted credit facilities. As of December 31, 2012, the company’s liquidity was Ch$ 235,678 million in cash and cash equivalents and Ch$ 193,708 million in long term committed credit facilities (Ch$ 389,768 million and Ch$ 199,292 million respectively as of January 1, 2012).

Credit Risk

•         Commercial account receivables

The credit risk on accounts receivable from commercial activities, has been historically very low because the short term in which customers have to pay limits the accumulation of very significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all the contracts state that payment default is a cause for termination of the contract. The credit risk is therefore monitored constantly and the maximum amounts exposed to payment risk, which as stated above are limited and measured.

•         Financial assets

Investments of cash surpluses are made with first-class national and foreign financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, we considered those having investment grade ratings from among the 3 principal international credit-rating agencies (Moody’s, S&P and Fitch).

Placements are backed with treasury bonds of the countries where we operate and/or paper issued by top-line banks, giving priority to the former since they offer higher returns (always based on current placement policies).

The contracting of derivatives is carried out with highly-solvent entities, so that all transactions are made with investment grade entities.

Risk Measurement

Endesa Chile assess the Value at Risk of its positions in debt and financial derivatives in order to ensure that the risk assumed by the Company remains consistent with the risk exposure defined by the management, thus controlling volatility in the statement of results.

The positions portfolio included for the calculations of the present Value at Risk comprises debt and financial derivatives.

The Value at Risk calculated represents the possible loss of value of the portfolio of positions described above in the term of one day with 95% confidence. For this, a study has been made of the volatility of the risk variables that affect the value of the portfolio of positions, including:

➢  US dollar Libor interest rate.

➢  In case of debt, considering the different currencies in which our companies operate, the usual local banking-practice indices.

➢  The exchange rates of the different currencies implied in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (at one day) of market values (both spot and at term) of the risk variables, using the Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the matrix of volatilities and correlations has been applied between the different risks variables calculated based on the historic logarithmic returns of the price.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each of the scenarios, obtaining a range of possible values at one day. The Value at Risk at one day with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different debt and financial derivative positions included in the calculation has been made consistently with the calculation methodology of the economic capital reported to the management.

Taking into account the above-described hypotheses, the Value at Risk of the above-mentioned positions, shown by type of position, is shown in the following table:

The value-at-risk positions have evolved during the first quarter of 2013 and year 2012 as a function of the start/maturity of the operations over each period.

Other Risks

Part of Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Non-payment, after any applicable grace period, of Endesa Chile debts, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could lead to the prepayment of the syndicated loan. In addition, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars, and expropriation of assets, among others, could cause the declaration of acceleration of this credit.

On the other hand, non-payment, after any applicable grace period, for any debt of Endesa Chile and its Chilean subsidiaries, with a principal amount exceeding US$ 30 million could lead to a mandatory prepayment of its Yankee Bonds.

Finally, in the case of Endesa Chile local bonds, the prepayment of this debt is triggered only by the Issuer default.

There are no loan-agreement clauses by which changes in the corporate or debt rating of these companies by the credit-rating agencies produces the obligation to prepay debt.

Sustainability and the Environment

2012 Endesa Chile’s Sustainability Report was prepared in accordance with international guidelines established by the Global Reporting Initiative (GRI), using the guide for preparation of Sustainability Reports in its third version (GRI-G3.1) and incorporating the indicators in the electricity sector supplement. This report was submitted to external verification by the auditing firm KPMG, and obtained the maximum qualification for its level of application from the GRI, i.e. A+. This document was based on the corporate sustainability policy, which is in line with the universal principles promoted by the Global Compact of the United Nations.

Regarding the Quintero thermal power plant, on January 23, 2013, the second audit compliance assessment for the accomplishment of the Clean Production Agreement (APL, in its Spanish acronym) was performed in the Puchuncaví-Quintero industrial zone, which showed 100% accomplishment of the committed actions to date.

On February 5-6, 2013, the Environmental Superintendence (SMA, in its Spanish acronym) performed an inspection to the Tarapacá thermal power plant, agreeing with the compliance workbook for 2013, under which the environmental situation was evaluated. In this control, it was requested to send to the authority the environmental information regarding the accomplishment of the environmental resolution N° 806/96 (RCA) agreements, such as: monitoring air quality, emissions, liquid industrial waste, environmental monitoring program, ash and slag waste, waste management and environmental training, among others. On February 12, 2013, Endesa Chile sent this information to the SMA.

On February 13-14, 2013, the SMA audited the Bocamina thermal power plant. The audit was focused on the accomplishment of the RCA requirements, making reviews on fields and requesting documents. All the documents requested by the authority were sent on February 21, 2013.

Endesa Chile sent the report of the fifth semiannual monitoring for the cultural heritage in the Canela wind farm to the environmental authority, which corresponds to an RCA environmental commitment.

Book Value and Economic Value of Assets

The following can be mentioned with respect to the most important assets:

The property, plant and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation and impairment losses suffered. Properties, plant and equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium over the cost of acquisition regarding the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any impairment has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for impairment (see Note 3.b of the Financial Statements).

Throughout the fiscal period, and fundamentally at the closing, an evaluation is made to ensure that there is no indication that any asset might have suffered a loss for impairment. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the cash generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the Financial Statements.

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including other costs) and operating income of every Endesa Chile’s subsidiary, as of March 2012 and 2013 is detailed below:

Table 20

	3M 2012			3M 2013
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	46,828	(52,912)	(6,084)	46,214	(48,370)	(2,156)
Chocón	11,295	(5,948)	5,347	8,217	(4,912)	3,306
Investment Vehicles in Argentina	(0)	(83)	(83)	-	(85)	(85)
Edegel	70,295	(42,718)	27,577	65,136	(37,416)	27,720
Investment Vehicles in Peru	(0)	(47)	(47)	-	(28)	(28)
Emgesa	135,185	(57,092)	78,092	153,249	(69,410)	83,839
Investment Vehicles in Colombia	(7)	9	2	15	16	31
Consolidation Foreign Subsidiaries Adjustments	(154)	154	-	1,226	131	1,357
Endesa Chile and Chilean subsidiaries	278,261	(245,742)	32,519	215,376	(181,544)	33,833
Total Consolidation	541,703	(404,379)	137,323	489,433	(341,617)	147,816

Table 20.1

	3M 2013
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Costanera	97,832	(102,396)	(4,564)
Chocón	17,395	(10,397)	6,998
Investment Vehicles in Argentina	-	(181)	(181)
Edegel	137,888	(79,207)	58,682
Investment Vehicles in Peru	-	(59)	(59)
Emgesa	324,420	(146,937)	177,482
Investment Vehicles in Colombia	32	34	66
Consolidation Foreign Subsidiaries Adjustments	2,595	278	2,873
Endesa Chile and Chilean subsidiaries	455,939	(384,317)	71,622
Total Consolidation	1,036,100	(723,182)	312,918

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pehuenche, San Isidro, Celta, and Endesa Eco.

MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES

Table 21

3M 2013	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
(GWh)
Total generation	4,077.8	542.1	4,620.0	273.7	4,893.6
Hydro generation	1,630.3	542.1	2,172.4	-	2,172.4
Thermo generation	2,402.5	-	2,402.5	273.7	2,676.1
Wind generation	45.1	-	45.1	-	45.1
Purchases	1,614.4	69.9	184.3	-	184.3
Purchases to related companies	1,499.9	-	1,499.9	-	1,499.9
Purchases to other generators	1.1	-	1.1	-	1.1
Purchases at spot	113.3	69.9	183.2	-	183.2
Transmission losses, pump and other consumption	64.5	3.5	68.0	4.3	72.3
Total electricity sales	5,627.6	608.5	4,736.5	269.4	5,005.8
Sales at regulated prices	3,736.8	6.3	3,743.1	-	3,743.1
Sales at unregulated prices	890.1	70.8	960.9	226.1	1,187.1
Sales at spot marginal cost	-	32.4	32.4	43.2	75.7
Sales to related companies generators	1,000.7	498.9	1,499.6	-	1,499.6
TOTAL SALES OF THE SYSTEM	11,973.1	11,973.1	11,973.1	3,802.6	15,775.8
Market Share on total sales (%)	38.6%	0.9%	39.6%	7.1%	31.7%

3M 2012	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
(GWh)
Total generation	3,901.3	630.3	4,531.6	225.5	4,757.1
Hydro generation	2,102.9	630.3	2,733.2	-	2,733.2
Thermo generation	1,767.6	-	1,767.6	225.5	1,993.1
Wind generation	30.8	-	30.8	-	30.8
Purchases	1,911.1	9.5	406.7	30.5	437.2
Purchases to related companies	1,513.8	-	1,513.8	-	1,513.8
Purchases to other generators	9.6	-	9.6	-	9.6
Purchases at spot	387.7	9.5	397.2	30.5	427.7
Transmission losses, pump and other consumption	128.1	2.9	131.0	4.6	135.7
Total electricity sales	5,684.6	636.9	4,807.7	251.4	5,059.0
Sales at regulated prices	3,451.2	-	3,451.2	-	3,451.2
Sales at unregulated prices	1,211.6	83.6	1,295.2	247.8	1,542.9
Sales at spot marginal cost	-	61.3	61.3	3.6	64.9
Sales to related companies generators	1,021.8	492.1	1,513.8	-	1,513.8
TOTAL SALES OF THE SYSTEM	11,793.9	11,793.9	11,793.9	3,641.9	15,435.8
Market Share on total sales (%)	39.5%	1.2%	40.8%	6.9%	32.8%
(*) Subsidiaries Non Registred in the Superintendency of Securities and Insurance.

MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES

Table 22

3M 2013	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	2,175.1	453.2	2,628.3	4,893.6	3,035.5	2,180.3	7,844.0	12,737.7
Hydro generation	-	453.2	453.2	2,172.4	2,716.3	1,268.1	4,437.6	6,610.0
Thermo generation	2,175.1	-	2,175.1	2,676.1	319.2	912.2	3,406.4	6,082.6
Wind generation	-	-	-	45.1	-	-	-	45.1
Purchases	106.9	120.4	227.3	184.3	842.2	89.8	1,159.3	1,343.6
Purchases to related companies	-	-	-	1,499.9	-	-	-	1,499.9
Purchases to other generators	-	-	-	1.1	23.6	-	23.6	24.7
Purchases at spot	106.9	120.4	227.3	183.2	818.7	89.8	1,135.7	1,318.9
Transmission losses, pump and other consumption	51.9	-	51.9	72.3	44.7	-	96.6	168.9
Total electricity sales	2,230.1	573.6	2,803.7	5,005.8	3,833.0	2,270.1	8,906.7	13,912.6
Sales at regulated prices	-	-	-	3,743.1	1,900.9	1,201.4	3,102.3	6,845.4
Sales at unregulated prices	208.5	298.0	506.5	1,187.1	721.1	776.5	2,004.1	3,191.2
Sales at spot marginal cost	2,021.6	275.5	2,297.2	75.7	1,211.0	292.2	3,800.3	3,876.0
Sales to related companies generators	-	-	-	1,499.6	-	-	-	1,499.6
TOTAL SALES OF THE SYSTEM	30,718.0	30,718.0	30,718.0	15,775.8	20,925.7	8,728.4	-	-
Market Share on total sales (%)	7.3%	1.9%	9.1%	31.7%	18.3%	26.0%	-	-

3M 2012	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	2,352.1	544.2	2,896.3	4,757.1	3,073.2	2,273.3	8,242.7	12,999.9
Hydro generation	-	544.2	544.2	2,733.2	2,945.2	1,326.9	4,816.2	7,549.4
Thermo generation	2,352.1	-	2,352.1	1,993.1	127.9	946.4	3,426.5	5,419.6
Wind generation	-	-	-	30.8	-	-	-	30.8
Purchases	61.0	129.1	190.0	437.2	699.4	214.8	1,104.3	1,541.5
Purchases to related companies	-	-	-	1,513.8	-	-	-	1,513.8
Purchases to other generators	-	-	-	9.6	39.8	-	39.8	49.4
Purchases at spot	61.0	129.1	190.0	427.7	659.6	214.8	1,064.5	1,492.1
Transmission losses, pump and other consumption	20.7	-	20.7	135.7	35.4	49.2	105.4	241.0
Total electricity sales	2,392.4	673.2	3,065.7	5,059.0	3,737.2	2,438.9	9,241.7	14,300.7
Sales at regulated prices	-	-	-	3,451.2	1,975.1	1,546.4	3,521.5	6,972.8
Sales at unregulated prices	204.1	344.2	548.3	1,542.9	744.8	692.7	1,985.8	3,528.7
Sales at spot marginal cost	2,188.3	329.0	2,517.4	64.9	1,017.3	199.7	3,734.4	3,799.2
Sales to related companies generators	-	-	-	1,513.8	-	-	-	1,513.8
TOTAL SALES OF THE SYSTEM	31,061.7	31,061.7	31,061.7	15,435.8	20,647.0	8,273.0	-	-
Market Share on total sales (%)	7.7%	2.2%	9.9%	32.8%	18.1%	29.5%	-	-

MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES

Table 22.1

3M 2013	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	620.5	625.1	1,245.6
Hydro generation	620.5	-	620.5
Thermo generation	-	625.1	625.1
Wind generation	-	-	-
Purchases	302.3	179.2	481.5
Purchases to related companies	-	-	-
Purchases to other generators	25.8	179.2	204.9
Purchases at spot	276.6	-	276.6
Transmission losses, pump and other consumption	-	-	-
Total electricity sales	922.8	804.3	1,727.1
Sales at regulated prices	291.5	663.0	954.5
Sales at unregulated prices	620.2	-	620.2
Sales at spot marginal cost	11.2	141.3	152.5
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	116,516.2	116,516.2	116,516.2
Market Share on total sales (%)	0.8%	0.7%	1.5%

3M 2012	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	891.7	83.5	975.2
Hydro generation	891.7	-	891.7
Thermo generation	-	83.5	83.5
Wind generation	-	-	-
Purchases	184.2	635.3	819.5
Purchases to related companies	-	-	-
Purchases to other generators	83.9	306.0	389.9
Purchases at spot	100.3	329.3	429.5
Transmission losses, pump and other consumption	0.9	11.5	12.4
Total electricity sales	1,075.0	707.3	1,782.4
Sales at regulated prices	293.0	668.8	961.8
Sales at unregulated prices	525.5	-	525.5
Sales at spot marginal cost	256.5	38.5	295.0
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	112,662.4	112,662.4	112,662.4
Market Share on total sales (%)	1.0%	0.6%	1.6%

Market Information

Equity Market

New York Stock Exchange (NYSE)

The chart below shows the performance of Endesa Chile’s American Depositary Share (“EOC”), compared to the Dow Jones Industrials and the Dow Jones Utilities indexes for the last 12 months, as well as the daily average trading volume, both in NYSE.

Santiago Stock Exchange (BCS) - Chile

The charts below shows the performance of Endesa Chile’s Chilean stock price over the last 12 months compared to the Chilean Selective Share Price Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchanges.

Madrid Stock Exchange (Latibex) - Spain

The chart below shows Endesa Chile’s share price (“XEOC”) over the last twelve months compared to the local Stock Index (IBEX), as well as the average daily trading volume in the Latibex.

Return for the period: +0.5%

Source: Bloomberg

Note: Since May 2011 onwards, the Madrid Stock Exchange modified the terms of transactions’ relations for companies listed in Latibex, changing the former contract per unit of Endesa Chile using a 30:1 ratio, to a 1:1 ratio. Therefore, each share traded in that exchange became equivalent to one common share traded in its domestic market. The charts above consider price evolution and sales volume according to the new standard.

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of our five Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) IShares Iboxx Investment Grade Corporate Bonds Fund Index is an exchange traded fund incorporated in the United States. The Index measures the performance of certain investment grade corporate bonds.

Ownership of the Company

Total Shareholders: 17,450

Conference Call Invitation

Endesa Chile is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Tuesday, April 30, 2013, 10:00 AM Eastern Time (10:00 AM Chilean Time). There will be a question and answer session following management's comments. Representing Endesa Chile will be Mr. Fernando Gardeweg, Chief Financial Officer, and the Investor Relations Team.

To participate, please dial +1-617-399-5122 (International)  or +1-866-515-2908 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 34100407.

To access the phone replay, please dial +1-617-801-6888 (International)  or +1-888-286-8010  (toll free USA), Passcode ID: 66861660.

You can also access to the conference call replay through our Investor Relations website at http://www.endesa.cl.

Contact Information

For further information, please contact us:

Susana Rey

Investor Relations Director

susana.rey@endesa.cl

(56-2) 2630 9606

Catalina González Head of Investor Relations cbgs@endesa.cl (56-2) 2630 9603	Guillermo Berguecio Investor Relations Associate gabb@endesa.cl (56-2) 2630 9506

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: April 30, 2013